Exhibit 99.1

Youxin Technology Ltd Completes Strategic Asset Acquisition in Hainan Free Trade Port to Accelerate International Market Expansion

GUANGZHOU, CHINA, Mar. 17, 2026 (GLOBE NEWSWIRE) -- Youxin Technology Ltd (Nasdaq: YAAS) (the “Company” or “Youxin Technology”), a software as a service (“SaaS”) and platform as a service (“PaaS”) provider committed to helping retail enterprises digitally transform their businesses, today announced the completion of a strategic acquisition (the “Acquisition”) of a real estate asset with a market value of $5.52 million (RMB38.01 million) in the Hainan Free Trade Port (the “Hainan FTP”). The Acquisition represents an important step in the Company’s strategy to enhance its cross-border digital commerce capabilities and advance its expansion into international markets.

The Hainan FTP has emerged as one of China’s most significant economic reform initiatives. Supported by preferential policies including zero tariffs, reduced tax rates, and simplified tax structures, the region has become an increasingly important hub for global trade and investment. Leveraging the policy advantages of the Hainan FTP to connect domestic and international markets, Youxin Technology intends to establish a central hub to deliver highly efficient and secure cross-border digital services for global retail enterprises.

Youxin Technology plans to integrate its core low-code PaaS capabilities and proprietary Exap programming language with Hainan FTP’s digital infrastructure, building on its experience in delivering customized customer relationship management (CRM) and omnichannel digital solutions for leading retail enterprises such as Procter & Gamble (Guangzhou) Technology Innovation Co., LTD and Pu’er Lancang Ancient Tea Co., Ltd. The Company aims to upgrade cross-border trade services in three key areas:

1. Digital Collaboration

Leveraging Hainan FTP’s international communications infrastructure and pilot policies that support cross-border data flows, Youxin Technology plans to build a multi-language, multi-currency cross-border platform designed to connect suppliers, distributors, and retail outlets across global markets in real time to reduce communication costs and improve response speeds.

2. Data Security

The Company plans to contribute to upgrading cross-border data protection systems under Hainan FTP’s regulations. Youxin Technology has obtained China’s Level 3 Multi-Level Protection Scheme certification and ISO27001 information security certification. In alignment with Hainan FTP’s regulatory framework for international data centers, the Company intends to provide cross-border enterprises with data anonymization and cross-border transmission encryption services. This ensures efficient global data sharing and value extraction under the premise of a “secure and orderly flow.”

3. E-commerce Innovation

As Hainan FTP continues to develop as a hub for cross-border digital content and live-stream commerce, Youxin Technology plans to develop advanced digital tools, including live-stream commerce analytics, overseas consumer profiling, and multi-platform store management systems, to facilitate retailers’ expansion into international markets.

The Acquisition is expected to not only strengthen the Company’s international digital service capabilities but also inject new momentum into Hainan FTP’s digital economy. On one hand, Youxin Technology plans to leverage its customer resources in retail digitalization to attract more enterprises from cosmetics, food and beverage sectors to settle in the Hainan FTP, driving the sustained growth of cross-border trade. On the other hand, the Company’s technical capabilities can help enhance the port’s digital infrastructure ecosystem, elevate digital service standards for cross-border trade, and attract more international enterprises to participate in the port’s development.

Mr. Shaozhang Lin, Chief Executive Officer of Youxin Technology, commented, “The Acquisition represents a key initiative in our long-term growth strategy. The Hainan FTP is a critical gateway connecting China with Southeast Asia and the global market. Its institutional innovations align perfectly with our digital service capabilities. Capitalizing on Hainan’s favorable policies, we aim to provide comprehensive digital solutions covering cross-border procurement, supply chain management, and overseas warehouse operations. We believe this initiative will strengthen our platform ecosystem, broaden our international market opportunities, and support sustainable long-term value creation for our shareholders.”

Looking ahead, Youxin Technology intends to continue leveraging Hainan FTP as a core node to connect global resources and deliver more competitive cross-border digital solutions for retail enterprises, while supporting the development of a cross-border digital ecosystem featuring “institutional innovation and technological empowerment” and enabling mutually beneficial growth in the global digital economy.

About Youxin Technology Ltd

Youxin Technology Ltd is a SaaS and PaaS provider committed to helping retail enterprises digitally transform their businesses using its cloud-based SaaS product and PaaS platform to develop, use and control business applications without the need to purchase complex IT infrastructure. Youxin Technology provides a customized, comprehensive, fast-deployment omnichannel digital solutions that unify all aspects of commerce with store innovations, distributed inventory management, cross-channel data integration, and a rich set of ecommerce capabilities that encompass mobile applications, social media, and web-based applications. The Company’s products allow mid-tier brand retailers to use offline direct distribution to connect the management team, distributors, salespersons, stores, and end customers across systems, apps, and devices. This provides retailers with a comprehensive suite of tools to instantly address issues using real-time sales data. For more information, please visit the Company’s website: https://ir.youxin.cloud.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts, including without limitation statements regarding the Company’s product development and business prospects, and can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should,” “continue” or the negative versions of those words or other comparable words. Forward-looking statements are not guarantees of future actions or performance. These forward-looking statements are based on information currently available to the Company and its current plans or expectations and are subject to a number of risks and uncertainties that could significantly affect current plans. Should one or more of these risks or uncertainties materialize, or the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, performance, or achievements. Except as required by applicable law, including the security laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

For more information, please contact:

Youxin Technology Ltd.
Investor Relations Department
Email: ir@youxin.cloud

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com